

Wind Harvest International Inc.

Kevin Wolf, CEO & Co-Founder
kwolf@windharvest.com
Headquarters - Davis, CA
Tel. 530.758.4211

Unlocking the Full Potential of Wind Farms **Financial**

Information

- Company Stage: Pre-cert and pre-revenue
- Previous Capital: $16.6M
- Monthly Burn: $55K
- Pre-money Fully Diluted Valuation: $35M
- Capital Seeking: $5.0M
- Use: 3rd party certification, prep for Series B
- Cash Flow Positive: 2027
- Forecast: gross revenue w/o royalty income
  - ❖ 2025 - $1.3M
  - ❖ 2026 - $44.4M

Team

● CEO: Kevin Wolf
Co-founder of Wind Harvest International 20 years experience in the wind industry

● Principal Engineer: Dr. Olamide Ajala-Inyang 14+ years engineering exp. multiple industries 2019 PhD in Mechanical Engineering

● Senior Engineer: Dr. David Malcolm 40+ years exp. in wind energy engineering Indal Technologies Inc./ Det Norske Veritas

● VP of Operations: Tom Williams
30 years management & consulting experience in the cleantech industry
North Coast Wind & Power/Ventera Wind Inc.

● Attorney: Stan Lewandowski
Advisor on corporate matters and transactions since 2014
Partner & Corp. Legal Counsel, Pillsbury Law



Summary
Wind Harvest is **1st to market** with a technology that can tap a previously unused renewable energy resource – turbulent wind.

Problem
The best wind resources are already built out, leaving greenfield projects with declining revenue potential while costs increase due to lengthy permitting processes, supply chain issues, etc. Also, there is no existing technology that can make use of wind resources nearer the ground because traditional turbines cannot handle the turbulence and gusts found there.

Solution
Wind Harvesters® are compact enough to fit underneath tall turbines to infill and increase productivity of the land 1.25-4X. These VAWTs are rugged enough to utilize turbulent wind resources untappable by existing tech, have a fatigue life of 70+ years, and are fully recyclable.

Target Market
Existing wind farms
Distributed Energy incl. AI datacenters & distribution centers TAM: $500B in 2025
SOM: $300M in 2025

Competitors
Currently there are **no** products servicing the turbulent wind market

Competitive Advantage
First-to-market technology and market advantages
4 patents granted in 2024, 5 pending
Highly experienced engineering team

Go-to-Market Strategy
International projects advancing
US sales use 40-50% Investment Tax Credits
Pilot projects in wind farm understories (2026-27)

Revenue Model
Margin on turbine sales & associated services
Royalties from patent licensing

Milestones
Full-scale prototype operational – 2016
Full-scale prototype in industry conditions – 2022
Thrice validated VAWT aeroelastic model – 2022
1st sale ($1.35M) – Q3 2025
3rd-party certification of commercial turbine – Q4 2025
Multiple Sales ($44.4M) – 2026

Funding
Series A & Notes – $16.6M
Current offering: $5M
Series B offering for Technology Readiness Level 9 – $15-20M
The above investment rounds can be combined.

Exit Strategy
Acquisition or IPO at $500M+ valuation